DOLORES MOORE
                                                        Assistant Vice President
[EQUITABLE AXA LOGO]                                              (212) 314-4058
                                                             Fax: (212) 707-1775


                                        July 7, 1999


VIA EDGAR

Securities and Exchange Commission
405 Fifth Street, N.W.
Washington, D.C. 20549


       Re: The Equitable Life Assurance Society of the United States Separate Account No. 49
            Amendment to Registration Statement on Form N-4
            CIK No. 0001015570
            Accession No. 0000771726-99-000100
            File No. 333-64749


Ladies and Gentlemen:

       The Equitable Life Assurance Society of the United States and its Separate Account No. 49 request the withdrawal of their 485APOS submission made on July 2, 1999. The submission was made in error.


                                        Very truly yours,


                                        /s/ Dolores Moore
                                        ----------------------------
                                            Dolores Moore


cc:  Peter E. Panarites, Esq.



                      THE EQUITABLE LIFE ASSURANCE SOCIETY
             1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104